EXHIBIT 99.1

Form 51-102F3

Material Change Report

Item 1. Name and Address of Company

Mogo Inc. (the “Company” or “Mogo”)

2100 – 401 West Georgia Street

Vancouver, British Columbia

V6B 5A1

Item 2. Date of Material Change

December 31, 2020.

Item 3. News Release

A news release was disseminated on December 31, 2020 via BusinessWire.

Item 4. Summary of Material Change

The Company entered into an at-the-market offering agreement (the “ATM Offering Agreement”) with H.C. Wainwright & Co., LLC (the “Lead Agent”), as lead agent, Raymond James Ltd. and Eight Capital (together with the Lead Agent, the “Agents”), thereby establishing an at-the-market equity program (the “ATM Program”). Pursuant to the ATM Offering Agreement and the related prospectus supplement dated December 31, 2020 (the “Prospectus Supplement”) to the Company’s base shelf prospectus dated December 5, 2019 (the “Shelf Prospectus), the Company may, at its discretion and from time to time during the 12-month remaining term of the Shelf Prospectus, sell, through the Agents, such number of common shares of the Company (“Common Shares”) as would result in aggregate gross proceeds to the Company of US$50,000,000. The Common Shares will be issued from treasury to the public. Any Common Shares sold under the ATM Program will be sold at the prevailing market price at the time of sale, when sold through the Nasdaq Capital Market (the “Nasdaq”) or any other existing trading market for the Common Shares in the United States. Sales under the ATM Program will be commenced at the Company’s discretion and the net proceeds of any sales of Common Shares under the ATM Program would be used for operational expenditures, to maintain the Company’s working capital balances and for general corporate purposes.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

The Company entered into the ATM Offering Agreement with the Agents, thereby establishing an ATM Program. Pursuant to the ATM Offering Agreement and the Prospectus Supplement, the Company may, at its discretion and from time to time during the 12-month remaining term of the Shelf Prospectus, sell, through the Agents, such number of Common Shares as would result in aggregate gross proceeds to the Company of US$50,000,000. The Common Shares will be issued from treasury to the public. Any Common Shares sold under the ATM Program will be sold at the prevailing market price at the time of sale, when sold through the Nasdaq or any other existing trading market for the Common Shares in the United States. Sales under the ATM Program will be commenced at the Company’s discretion and the net proceeds of any sales of Common Shares under the ATM Program would be used for operational expenditures, to maintain the Company’s working capital balances and for general corporate purposes.

1

Under the ATM Offering Agreement, sales of Common Shares will be made through “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions on the Nasdaq or on any other existing trading market for the Common Shares in the United States. No Common Shares will be offered or sold in Canada or through the facilities of the Toronto Stock Exchange under the ATM Program. Mogo is not obligated to make any sales of Common Shares under the ATM Offering Agreement. The ATM Program will terminate upon the earlier of (a) the sale of all of the Common Shares subject to the ATM Offering Agreement and the Prospectus Supplement, (b) the termination of the ATM Offering Agreement by the Agents, or the Company, as permitted therein, or (c) January 5, 2022, being the date the Shelf Prospectus expires. Mogo will pay the Agents a commission rate of up to 3.0% of the aggregate gross proceeds from each sale of Common Shares and has agreed to provide the Agents with customary indemnification and contribution rights. Mogo will also reimburse the Agents for certain specified expenses in connection with entering into the ATM Offering Agreement.

The offering of Common Shares under the ATM Program is being made pursuant to the Prospectus Supplement, included in the Company’s existing U.S. registration statement on Form F-10. The Prospectus Supplement has been filed with the securities commissions in each of the provinces of Canada (other than Québec) and the United States Securities and Exchange Commission. Electronic copies of the relevant documents are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Alternatively, the Lead Agent will send the documents upon request by contacting the Lead Agent: H.C. Wainwright & Co., LLC, 430 Park Avenue, 3rd Floor, New York, NY 10022, telephone: (646) 975-6996, email: placements@hcwco.com.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Gregory Feller, the President and Chief Financial Officer of the Company is knowledgeable about the material change described above. His business telephone number is 1-604-659-4380.

Item 9. Date of Report

January 8, 2021.

2